OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

May 31, 2017

Via Electronic Transmission

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Below please find a response to the SEC staff’s (“Staff”) comments, received via phone conference and e-mail on May 12, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) filed on March 31, 2017 pursuant to Rule 485(a) with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) for Oppenheimer Municipal Fund (the “Registrant“), on behalf of its series, Oppenheimer Rochester Limited Term Municipal Fund (the “Fund”). For your convenience, we have included the Staff’s comments in italics, followed by our response. Defined terms have the meanings defined in the Registration Statement.

1.	A name suggesting that the fund’s distributions are exempt from federal income tax or from both federal and state income tax must adopt a fundamental policy (e.g., to invest, under normal circumstances, at least 80% of the value of its Assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or to invest, under normal circumstances, its Assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax).

The paragraph under the Fund’s Principal Investment Strategies reflects the Fund’s fundamental policy, as adopted by the Board and its shareholders via proxy. See Oppenheimer Municipal Fund, DEF 14A, filed April 11, 2013.

2.	Please note that the fee table is not complete. Please confirm that the fee table will be completed at the time of the 485B filing.

We confirm that the fee table has been completed for filing with the Registrant’s 485(b) filing.

3.	Please confirm that Appendix A was moved to the Prospectus and that the content referencing same in the “Fees and Expenses of the Fund” section directs readers to the Prospectus.

We confirm that the Appendix “Special Sales Charge Arrangements and Waivers” has been moved to the Prospectus.

4.	With respect to the footnote to the Annual Fund Operating Expenses table, please explain the restated expenses and provide the reasons for these restatements.

Instruction 3(d)(ii) to Item 3 of Form N-1A indicates that in an instance where there has been a material change in the “Annual Fund Operating Expenses, a footnote to the table should “disclose that the expense information in the table has been restated to reflect current fees.” We believe the disclosure the Staff references is wholly consistent with the Form and its goals of simplicity and facilitating ease of comparability; adequately informs shareholders; and reduces the potential confusion that could be caused by superfluous language. Consequently, we have not revised the language.

5.	Please consider deleting the reference to “fee waivers and/or expense reimbursements” in the introduction to the expense Example as it is not applicable for this fund.

We note that the sentence referencing “fee waivers and/or expense reimbursements” in the introductory sentence of the Example has been included as part of the Oppenheimer funds’ disclosure in response to an SEC Staff comment. See Comment Response Letter regarding Oppenheimer Small Cap Value Fund, from OFI Global Asset Management to Ms. Alison White, Esq., dated November 12, 2015. After considering the sentence referenced, we believe that the term “[a]ny applicable” indicates clearly for shareholders that a fee waiver and/or expense reimbursement may – or may not – apply; and that in any event, such waiver/reimbursement, or lack thereof, is captured in the costs reflected in the table accordingly. Consequently, we do not believe that deletion of the language is necessary.

6.	Please revise the expense Example table to reflect the fees with redemption and without redemption.

The expense Example table has been revised accordingly.

7.	The Staff believes that fixed income funds whose names include a particular duration should provide a maximum duration. Please provide the maximum duration that this fund will maintain.

While the Fund seeks to maintain a portfolio with a weighted average effective duration of less than five years, the Fund has a flexible investment strategy and may invest in obligations of any duration.

8.	The Staff takes the position that funds with the term “short duration” in the name should have a maximum dollar weighted average portfolio maturity or duration that does not exceed 3 years. Please explain why the Fund’s definition is appropriate and site such justification in your correspondence.

The Staff’s answer to Question 12 of “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (Dec. 4, 2001) (“Names Rule FAQ”) indicates that the Division of Investment Management has not developed specific guidelines regarding a fund's use of a name, e.g., "short-duration bond fund," suggesting that its bond portfolio has a particular duration. In its response, the Staff indicated that a fund using a name suggesting that its portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund's prospectus. The Staff also indicated that when developing a definition of a term that suggests particular portfolio duration, registrants should consider all pertinent references, including, for example, classifications used by mutual fund rating organizations,definitions used in financial publications, and industry indices. Definitions and disclosure inconsistent with common usage are considered inappropriate.

Upon consultation with our portfolio and product management staff, we believe that while the Staff’s position that “short duration” should mean less than three years in the taxable funds universe has support, it may not be an appropriate definition in the tax-free (or municipal) funds space. This is because municipal debt issuances tend to have a longer duration; therefore what is short in the taxable securities universe is not the same as what is short in the tax-free securities universe. In the municipal universe of securities, "short" typically is considered between 4.5 and 5.5 years. The Fund believes this is especially true in the high yield space. See e.g., Invesco Short Duration High Yield Municipal Fund (weighted average duration of less than 5 years); Nuveen Short Duration High Yield Municipal Bond Fund (weighted average effective duration of less than 4.5 years); Prudential Short Duration Muni High Income Fund (weighted average duration of 4.5 years or less); Lord Abbett Short Duration High Yield Municipal Bond Fund (weighted average effective duration of less than 4.5 years).

9.	Please explain the necessity of the 35% limit on below investment grade securities since the fund has the term “High Yield” in its name.

We note - as explained in Question 7 of the Names Rule FAQ – as a general matter, a fund that uses the term "high-yield" in conjunction with a term such as "municipal" or "tax-exempt" that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria. Because the market for below investment grade municipal bonds is smaller and relatively less liquid than its taxable counterpart, tax-free high-yield bond funds have historically invested to a greater degree in higher grade bonds than taxable high-yield funds; as a result, certain "high-yield" municipal bond funds adopt an investment strategy of pursuing a higher yield than other municipal or tax-exempt bond funds; not necessarily investing in a certain percentage of high yield bonds. Such is the case with this Fund; and after considering the Fund’s investment objective and investment strategy and balancing the level of below investment grade risk, the Fund believes that a 35% limit on below investment grade bonds is appropriate.

10.	With regard to the third paragraph of the Principal Investment Strategies, “To the extent the Fund invests in pre-refunded municipal securities collateralized by U.S. government securities, the Fund may treat those securities as investment-grade (AAA) securities even if the issuer itself has a below-investment-grade rating,” please consider changing “may” to “will.”

Upon consideration in light of the Staff’s request, we have replaced the term “may” with “will.”

11.	Please consider adding disclosure that explains in plain English the difference between “Duration” and “Maturity” with regard to Paragraph 5 of the Principal Investment Strategy.

Under the bulleted sub-section titled “Duration Risk” (located under the heading “Municipal Securities” in the statutory prospectus), which explains what duration is, we have added the sentence, “Duration is different from maturity, which is the length of time until the principal must be paid back.” We note that the sentence that follows the newly-added sentence adds further context, “The duration of a debt security may be equal to or shorter than the full maturity of a debt security.” We believe the revision to the section provide shareholders with a plain English explanation the Staff suggests.

12.	Please define or quantify what “substantial” amounts means as it appears in the sixth paragraph of the Principal Investment Strategies.

The purpose of the sentence in which the term “substantial” is used is not to indicate a limitation, restriction or expectation with respect to the fund’s investment in private activity bonds (which we believe imposing a definition or quantity to the term would effectively do). Rather, the purpose is to indicate for potential shareholders that, in light of the Fund’s investment objective to seek tax-free income, the Fund can invest a material, sizeable or considerable amount of its assets in private activity bonds that could subject the investor to the alternative minimum tax. Thus, the term “substantial” is used in its ordinary, everyday meaning to alert a shareholder of the potential implication of investing in the fund (not to “define” or “quantify” a risk or implication). Defining or quantifying the term beyond its ordinary, everyday usage would, we believe, unduly restrict the Fund’s investment strategy in a manner unintended.

13.	Please explain in plain English, the term “Tax Reference Item” in the sixth paragraph of the Principal Investment Strategies.

We believe that the term “tax preference item” is generally a common industry term used in connection with tax-exempt investments. See e.g., the definition provided by NASDAQ (http://www.nasdaq.com/investing/glossary/t/tax-preference-item) and Merriam-Webster Dictionary (https://www.merriam-webster.com/legal/tax%20preference%20item); thus we believe that further discussion or “plain English” explanation of the term in the summary section of the prospectus is unnecessary. However, we will add the following parenthetical after the use of the term in the section titled “Municipal Securities” in the statutory prospectus, “(i.e., income that may trigger the alternative minimum tax).”

14.	In light of the Fund’s investment strategy, please clarify that the Fund considers the private activity municipal debt securities whose principle and interest payments are derived principally from the assets and revenues of a non-governmental entity to be in the determine industry of the non-governmental entity to which the investments should be allocated when determining the funds compliance with its concentration policies.

We confirm that for purposes of the Fund’s concentration policy, the Fund considers private municipal bonds having principal and interest payments that are derived principally from the assets and revenues of a non-governmental entity to be in the industry of the non-governmental entity satisfying the principal and interest payments.

15.	Please update the section “Risk of Investing in U.S. Territories, Commonwealths and Possessions” to include discussion on Puerto Rico bankruptcy proceedings filed on May 3rd 2017 and the possible resulting risk to the fund. Further, explain whether the fund considers these investments to be liquid, the risk and/or impact of non-payment of the interest and principle of these bonds. See guidance regarding such update on the SEC Website.

We have added the following disclosure to the Fund’s SAI:

PROMESA established a federally-appointed Oversight Board to oversee Puerto Rico’s financial operations and allows Puerto Rico and its instrumentalities, with approval of the Oversight Board, to file cases to restructure debt and other obligations in a “Title III” proceeding. U.S. territories do not have the ability to file for bankruptcy under the federal Bankruptcy Code. Title III incorporates many provisions of the federal Bankruptcy Code, and incorporates legal mechanisms for a litigation stay and restructuring of pension and debt obligations, among other provisions. In early May 2017, Title III petitions were filed for the Commonwealth of Puerto Rico and the Puerto Rico Sales Tax Financing Corporation (“COFINA”), two of the largest issuers of Puerto Rico debt. It is likely that petitions under Title III or other provisions of PROMESA, including Title VI, for additional Puerto Rican instrumentalities will be filed in the future. These new restructuring proceedings create uncertainty as to the treatment of claims of varying degrees of seniority in the levels and priorities of payment from the affected entities.

16.	Regarding the sub-section Municipal Sector Focus Risk, please consider adding “or group of industries” to the end of the first sentence and all other instances of this reference.

Consistent with our response in Comment No. 27, below, we respectfully decline to make this revision.

17.	Please consider updating the disclosure “Risks of Investing in U.S. Territories, commonwealths and Possessions” to include any relevant state income Tax.

In light of the Staff’s request, we are currently considering the changes suggested by the Staff in light of the Fund’s national focus with respect to its portfolio. Any changes deemed appropriate will be incorporated in the Fund’s next update of its registration statement.

18.	Please consider deleting “in that industry” at the end of the 2nd sentence of the subsection titled Municipal Sector Focus Risk.

Upon consideration in light of the Staff’s request, we have deleted the phrase “in that industry” from the Municipal Sector Focus Risk section.

19.	Regarding sub-section Risks of Tobacco Related Bonds, please explain supplementally whether the Fund considers tobacco-related bonds to be separate from private activity bonds. Further, explain the circumstances under which bondholders has any recourse to the municipality.

Tobacco related bonds are considered separate from private activity bonds. While we are not properly positioned to provide a comprehensive discussion of the circumstances under which bondholders have any recourse to the municipality, we explain in the SAI that, with respect to Tobacco Settlement Revenue Bonds, “[b]ecause tobacco settlement bonds are backed by payments from the tobacco manufacturers, and generally not by the credit of the state or local government issuing the bonds, their creditworthiness depends on the ability of tobacco manufacturers to meet their obligations”; and with respect to Tobacco Subject to Appropriation (STA) Bonds, that STA Tobacco Bonds “are part of a larger category of municipal bonds that are subject to state appropriation . . . Appropriation debt differs from a state’s general obligation debt in that general obligation debt is backed by the state’s full faith, credit and taxing power, while appropriation debt requires the state to pass a specific periodic appropriation to pay interest and/or principal on the bonds as the payments come due. The appropriation is usually made annually. While STA Tobacco Bonds offer an enhanced credit support feature, that feature is generally not an unconditional guarantee of payment by a state and states generally do not pledge the full faith, credit or taxing power of the state.

The latter circumstance, concerning STA bonds, in our view is the one that more clearly lends itself to bondholders having recourse to the municipality.

20.	With regard to the “Taxability Risk” sub-section, Please consider including a reference to state income tax.

In light of the Staff’s request, we are currently considering the changes suggested by it in light of the Fund’s national focus with respect to its portfolio. Any changes deemed appropriate will be incorporated in the Fund’s next update of its registration statement.

21.	Please revise the last sentence of The Past Performance Chart footnote to be consistent with the N-1A requirement.

The footnote has been updated accordingly.

22.	In light of the comment relating to the definition of “Short Duration” in the Fund name, please consider changing the benchmark to a 3-year index.

Consistent with the Fund’s response to Comment No. 8, above, and N-1A Item 27, the Fund believes that the current benchmark is appropriate.

23.	Please make sure that the Item 9 disclosures are consistent with IM Guidance Update 2014-08.

We have reviewed the Item 9 disclosures and believe them to be consistent with the Guidance cited.

24.	Please confirm that the declaration “Investments for existing Class B shares accounts will be made in class A shares of Oppenheimer Government Money Market funds” is accurate as referenced in “Purchase and Sale of Fund Shares section of this and any other prospectuses in the fund complex.

That declaration has been removed from all fund documents in the fund complex.

25.	Regarding the section Asset Coverage for Certain Investments and Trading Practices in the SAI:
a)	The first sentence reads: “A fund will segregate with its custodian or otherwise designate on its books and records liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may enter into an offsetting position to ‘cover’ its obligations with respect to such transactions.” Funds are to segregate/set aside liquid assets in amounts specified in Commission and staff guidance and not simply in amounts that funds believe to be adequate. Further, the purpose of asset segregation is not simply to assure that a fund has sufficient assets to meet its obligations, but also to limit the risk of loss, and to act as a practical limit on the amount of leverage that the fund may undertake. See, e.g., Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979); Merrill Lynch Asset Management LP staff no-action letter (pub. avail. July 2, 1996). Finally, a fund may cover its senior security derivative positions using offsetting (and other non-asset segregation) positions only to the extent permitted by staff guidance. Please revise this sentence to reflect compliance with Commission and staff asset segregation/cover positions.

b)	The second sentence reads: “Depending upon the contractual terms of the derivatives instrument, the customary settlement practice associated with the derivative instrument and the instrument’s liquidity, among other things, the amounts that are segregated or designated may be based on the notional (or contract) amount of the derivative or on the daily mark-to-market obligation under the derivatives contract.” The amounts to be segregated/set aside depend on Commission and staff guidance and are not necessarily dependent on the contractual terms of the derivatives, the customary settlement practice associated with the instrument, or the instrument’s liquidity. Please revise this sentence to indicate that the Fund will cover its derivatives (that are senior securities) in accordance with Commission and staff positions, which may dictate asset segregation/designation of the notional amount or, in limited circumstances, permit asset segregation/designation of a fund’s daily mark- to market liability, if any.

c)	Please revise the sentence that reads “[i] certain circumstances, a Fund may enter into an offsetting position . . . (e.g., the Fund may ‘cover’ a written put option with a purchased put option with a higher exercise price)” to remove the option example and to state that the Fund may use offsetting positions rather than asset segregation/designation only as permitted by the Commission and staff guidance. See, e.g., Dreyfus Strategic Investing & Dreyfus Strategic Income staff no-action letter (pub. avail. June 22, 1987).

d)	The last sentence of this section reads: “A Fund may modify its asset segregation policies from time to time.” A registered fund must adhere to Commission and staff asset segregation guidance. Please add that the Fund may only modify its asset segregation policies consistent with Commission and staff asset segregation guidance.

As a general matter, the Fund believes its asset segregation practices (and the description of it) to be consistent with Staff guidance. However, in light of the Staff’s request, we are currently considering the changes suggested by the Staff. Any changes deemed appropriate will be incorporated into the Fund’s next update of its registration statement at the next opportunity.

26.	Please confirm that the Board of Trustees’ approval of the Fund’s investment advisory arrangement is referenced in the annual report to shareholders.

This has been confirmed.

27.	Please consider adding “or group of industries” to the end of the second bulleted paragraph of the sub-section titled “Other Fundamental Investment Restrictions.”

The Fund has considered this comment and respectfully declines to make this revision. In so considering, we note that the Fund’s Board, with the advice of counsel, and its shareholders adopted the Fund’s fundamental policy with respect to concentration, see Oppenheimer Municipal Fund, DEF 14A, filed April 11, 2013.

28.	Please consider adding a non-fundamental policy regarding not investing more than 15% in illiquid securities.

The introduction to the “Fundamental Policies” section in the SAI indicates that “Other policies described in the Prospectus…are fundamental only if they are identified as such.” In the

Prospectus, under the section titled “Illiquid Securities,” we disclose that “[t]he Fund will not invest more than 15% in illiquid securities.” We believe this non-fundamental policy is best disclosed in the Prospectus of the Fund, and under the section that provides it the best context to be understood by readers.

29.	The SAI discloses that the fee paid to the sub-adviser is paid by the Manager, not by the Fund. N-1A Item 19(a)(3) requires disclosure of the method of calculating the advisory fee payment of the Fund. Please note that the Commission staff considers sub-advisory fees to be payable by the Fund, regardless of whether the payments were paid directly by the Fund, or through the investment adviser. Revise the disclosure to reflect the method of calculating the advisory fee paid to the sub-advisor (or confirm in correspondence that the disclosure is already included).

As reflected in previous responses we have filed, we respectfully disagree with the Commission staff’s position that sub-advisory fees should be considered payable by the Fund and are aware of no codified Commission guidance that supports the staff’s position to interpret the words used in Item 19(a)(3) of Form N-1A to mean anything other than their plain meaning. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)	The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

We also believe that the statement that “the staff considers sub-advisory fees to be payable by the Fund” is not supported by the Final Rule and Item 19(a)(3). Although Form N-1A has been revised several times since the publication of the Final Rule 20 years ago, we are not aware of any proposal by the Commission during that time that clarified that a Fund must disclose additional, potentially confusing and unhelpful information about sub-advisory fees that the investment adviser pays directly to the sub-adviser that does not have a contract with the Fund.

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards

________________________

Taylor V. Edwards

cc: Cynthia Lo Bessette, Esq.

     Joe Benedetti, Esq.

     Carolyn Liu-Hartman, Esq.

       Kramer Levin